VIEW SYSTEMS, INC.

1550 Caton Center Drive

Suite E

Baltimore, MD 21227

December 14, 2010

Larry Spirgel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Registration Statement on Form S-1

Filed October 7, 2010

File No. 333-169804

Dear Mr. Spirgel:

Thank you for your comment letter dated November 4, 2010.  The following is View Systems, Inc.’s (the “Company” or “we”) response to your comments.

General

1.

As docunented by many filings made at www.pinksheets.com, we note the overlap of addresses, affiliates, accounting and investor relations firms between the company and several other non-reporting pink sheet companies. Moreover, we note that the address disclosed by the company to be that of its principal executive offices and which disclose also serves as the manufacturing and assembly location for your products (1550 Caton Center Drive, Suite E Baltimore, MD 21227) appears to have been available for lease as far back as April 2010 and consists of 1,500 square feet as opposed to the 4,600 square feet disclosed in your registration statement.

(http://www.sjpi.com/property/detail/caton_ research_center).

Please revise your registration statement to disclose the extent to which any other entity uses your facilities, the material terms of such arrangements, common affiliations between such entities and yourself, and reconcile the description of 4,600 square feet in your disclosure with the 1,500 square feet described in the lease offering and your use of such space. We may have further comment.

Response:

In Amendment #1 to Form S-1 we have conformed the disclosure to the description of property disclosure presented in our September 30, 2010 Form 10-Q.  We incorrectly had disclosed that our facility was 4,600 square feet in size when it is actually 3,600 square feet.  We rent two areas described as suites “D” and “E”.  Suite E is our administrative office and is approximately 1,500 square feet in size.  Our manufacturing area comprises the balance of the 3,600 square foot area that we lease.  We have leased suites “D” and “E” since August 2005.  We do not control the landlord’s efforts to market our space. We can only speculate as to the landlord’s reasoning for advertising our leased areas.

Also, we do not share or sublet space in our location.  Mr. Than from time to time has permitted certain fledgling companies or companies in reorganization to use the Company’s address for mail purposes.  Mr. Than devotes spare time to other companies in which he has a personal investment interest. The only non-affiliated company to which Mr. Than devotes a consistent amount of time away from View Systems, Inc. is Kalahari Greentech, Inc., a company disclosed in Mr. Than’s background description in this Form S-1.

2.

Please revise to disclose a fixed offering price for your proposed offering.

Response:

We have revised the prospectus to state a fixed offering price of $0.02 per share.

Signatures

3.

Please revise to disclose the signatory who serves as the company's Chief Financial Officer.

Response:

We have revised the signature page to state that Gunther Than is signing in the capacity as the Chief Financial Officer.

Transactions with Related Persons, page 40

4.

Please revise this section to include all applicable issuances of stock to related persons, promoters, and control persons. Supplementally advise where each of the debts discussed in this section were included in the company's filed financial statements for the relevant periods.

Response:

We revised this section to eliminate references to persons and transactions that were not required to be included in this Item.  The revised text with changes in red reads as follows:

 TRANSACTIONS WITH RELATED PERSONS, PROMOTORS, AND CERTAIN CONTROL PERSONS AND CORPORATE GOVERNANCE.

The Company did not have any transactions with related persons, control persons, or promoters reportable pursuant to Regulation S-K, Item 404.  We do not have any written policies or procedures formalizing the review, approval, or ratification of any transaction required to be reported under this Item.

We also advise the Staff that loans from shareholders that are structured, that is, with repayment terms, security, etc., are reflected on the financial statements as a part of Notes Payable.  Unstructured loans, such as those from directors are reflected in the account titled Loans from Shareholders.

5.

We note that the company's January 21,2010 DEF14C states that Mr. Than's stock awards were "valued at 50% of market value." Please advise as to the basis for such a valuation and the resultant impact on the company's financial statements. We may have further comment.

Response:

With reference to SFAS 123(R), we have valued Mr. Than’s stock at what we believe to be  fair value if he were to attempt to liquidate his shares.  The market for our stock is thinly traded, and we believe it would be virtually impossible for Mr. Than, who is an officer and director of the Company, to sell his shares in bulk on the open OTC market without causing a substantial drop in the overall bid price of the Company’s stock.  What makes a bulk sale virtually impossible is twofold.  An insider attempting to sell that many shares would immediately depress the market for the Company’s stock.  In addition, because the Company’s common stock is thinly traded, any attempt to sell a large amount of shares on the market is hard to achieve.  Typically the shares must be sold in leak out transactions over  time, usually over several weeks or months, subjecting the realizable net proceeds to market risk over time, and each transaction carries brokerage fees, which further reduces the realizable proceeds obtainable by the selling shareholder.  Further, many of our vendors who have accepted restricted stock in lieu of cash for services rendered have insisted in substantial discounts, typically on the 40%-60% range, citing the retricted nature of the stock, the relatively low trading volume of our stock, and concerns over our viability in the six month to twelve month horizon.  For example, our current stock price is around 1/6 th to 1/12 th of our twelve month market high earlier in the year. Stock issued at a discount in the spring of 2010 may well be worth substantially less today than it was when issued at a discount.  Thus, we believe it is fair and reasonable to carry Mr. Than’s stock at a discounted value.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s Gunther Than

Gunther Than

Chief Executive Officer